FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Red Hat, Inc.

1801 Varsity Drive

Raleigh, North Carolina 27606

Attention Michael R. Cunningham, Esq.

EVP & General Counsel

919-754-3700, ext. 44184

September 6, 2012

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2012

Filed April 25, 2012

File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated August 6, 2012. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Revenue, page 44

1.	We note your disclosure that the increase in subscription revenues was driven primarily by additional subscriptions related to your principal Red Hat Enterprise Linux (“RHEL”) technologies. We note management statements in the Q4 2012 and Q1 2013 conference calls indicating that 40% of the top 30 deals had a middleware component. Considering your disclosure that you believe the success of your business model is influenced by the extent to which you can expand the breadth and depth of your technology and service offerings, please tell us what consideration you have given to expanding your overview to provide further insight into known material trends and uncertainties with respect to the company’s expansion beyond RHEL. In addition, tell us what consideration you have given to separately disclosing the amount of revenues attributable to other offerings such as JBoss, to provide a better understanding of the impact of product mix on the revenues for the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350 for further guidance.

Rule 83 Confidential Treatment Request by Red Hat, Inc.

Request #1

Response:

Subscription revenues for RHEL-related technologies as a percentage of total subscription revenue were [**] for the years ended February 29, 2012 (“Fiscal 2012”), February 28, 2011 (“Fiscal 2011”) and February 28, 2010, respectively.

Subscription revenues for our other enterprise technologies (including our JBoss middleware and storage offerings) as a percentage of total subscription revenues were [**] of subscription revenue and as a percentage of total revenue were [**] for the same periods.

The management statements in the Q4 Fiscal 2012 and Q1 Fiscal 2013 conference calls were offered to demonstrate that our sales force is being effective in its effort to cross-sell our other enterprise technologies. To date, we have not separately disclosed the amount of revenues attributable to other offerings such as JBoss [**].

Red Hat, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Michael R. Cunningham, Esq., EVP & General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, NC 27606, 919-754-3700, ext. 44184, before it permits any disclosure of the bracketed information in Request #1.

Liquidity and Capital Resources, page 59

2.	We note that a significant amount of your revenues and pre-tax income are from subsidiaries outside of the U.S. Please tell us what consideration you have given to disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

We believe we currently have, and historically we have had, adequate cash available to meet the needs of our domestic operations. For example, at February 29, 2012, February 28, 2011 and February 28, 2010, our U.S. subsidiaries held cash and available-for-sale investments totaling $887.3 million, $938.1 million and $793.2 million, respectively. These U.S. subsidiary balances accounted for 70%, 74% and 63%, respectively, of our total world-wide consolidated cash and available-for-sale investment balances.

Also, as described on page 89 of our Annual Report on Form 10-K for Fiscal 2012 under Note 11 – Income Taxes, we disclosed that cumulative earnings of our foreign subsidiaries totaled $91.5 million and that our policy is to reinvest such earnings indefinitely outside the U.S. This policy is intended to help facilitate organic and inorganic growth of our foreign subsidiaries.

Because of the significant U.S. cash and investment balances available to meet the needs of our domestic operations, both currently and for the foreseeable future and our stated policy on repatriation set forth in Note 11 – Income Taxes, we did not include additional disclosure regarding potential taxes within MD&A. However, in future filings we will expand our liquidity and capital resources discussion to include the amount of cash and investments held outside of the U.S. and the amount of undistributed earnings that would be subject to additional taxes should we choose to repatriate such cash.

June 20, 2012 Q1 Fiscal 2013 Earnings Call

3.	We note management’s indication on the call that billings is not necessarily a relevant number to the company and that the company met its plan on the measures you use internally, which are around bookings. While the company provides details on the amount and growth percentages for billings, the only quantitative information provided on the call for bookings relates to the geographic and channel mix. In the June 27, 2012 presentation for the company’s Analyst Day, the company provides data regarding historical quarterly billings and quarterly billings proxy growth, but does not provide similar quantitative data related to bookings. Considering management’s indication that the measures you use internally involve bookings, please explain to us what consideration you have given to providing further quantitative data regarding bookings in your quarterly earnings conference calls and presentations. In addition, if bookings is a metric that is used internally for planning and evaluating performance, tell us what consideration you have given to providing bookings information in your SEC filings. Please refer to Section III.B of SEC Release 33-8350.

Response:

The principal measures that we use to run our business are revenues, operating margin and operating cash flow. Further, these are the three financial performance metrics chosen by our Compensation Committee to determine annual cash bonus amounts payable to our executive officers under Red Hat’s Executive Variable Compensation Plan.

Our sales team (and only our sales team) is measured and compensated on bookings since these individuals have little influence on billing terms, which are determined by our credit function (in the case of a direct sale) or by our channel partner’s contract (in the case of an indirect sale). The cited management comment on bookings on the Q1 earnings call was made in response to a question understood to be in the context of our sales team’s performance in the first quarter – not because it is a principal measure used by management to run the business.

Our practice concerning bookings has been to provide quantitative information quarterly related to geographic mix, channel mix, the top 30 deals, the top 25 renewals and the average contract duration. Additionally, on page 9 of our Annual Report on Form 10-K for Fiscal 2012, we disclosed the amount of off balance sheet backlog (from which annual bookings can be derived) for Fiscal 2012 and Fiscal 2011, and the amount of backlog that we expect to be billed during Fiscal 2013.

The data (three slides) regarding historical quarterly billings and quarterly billings proxy growth presented on June 27, 2012, at Analyst Day was intended to illustrate (i) the recurring quarterly pattern of business each year and (ii) the impact of foreign currency fluctuations on billings growth in U.S. dollars, which we emphasized in all three slides. We do not believe that providing such slides for bookings would have provided materially different information to investors for the points we intended to illustrate.

We believe that bookings are not a reliable indicator of revenues and may vary for several reasons, including the timing and duration of large customer agreements, the complexity of multi-element agreements, the timing of customer renewals, foreign currency fluctuations, the timing of when bookings are to be recognized as revenue, and changes in customer financial circumstances. Accordingly, we have not considered the disclosure of additional bookings information to add materially to the mix of our other disclosures.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.

Charles E. Peters, Jr.

EVP & Chief Financial Officer

Red Hat, Inc.

cc:	Joyce Sweeney, Staff Accountant